UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QUMU CORPORATION

(Name of Subject Company)

QUMU CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

749063103

(CUSIP Number of Class of Securities)

Rose Bentley

Chief Executive Officer

Qumu Corporation

400 S. 4th Street, Suite 401-412

Minneapolis, MN 55415

(612) 638-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

April Hamlin, Esq.

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Qumu Corporation (the “Company”), a Minnesota corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 17, 2022, by and among Enghouse Interactive, Inc., a Delaware corporation (“Parent”), Cosmos Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer to acquire all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.90 per share in cash, without interest.

The information set forth under Items 1.01, 5.03, and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2022 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Company has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company or any other securities. At the time the tender offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

Shareholders of the Company are advised to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement on Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available, before making any decision with respect to the offer because these documents will contain important information about the proposed transactions and the parties thereto.

The Company’s shareholders and other investors can obtain the Tender Offer Statement and the Solicitation/Recommendation Statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the parties also will be available free of charge on the Company’s Investor Relations website at https://ir.qumu.com or by e-mail at QUMU@gatewayir.com.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of the Company by Parent. Such forward-looking statements include, but are not limited to, the ability of the Company and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timing for completing the transaction, the potential effects of the acquisition on both Parent and the Company, and the possibility of any termination of the Merger Agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

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Forward-looking statements are based on the Company’s management’s current expectations, beliefs, estimates, projections, and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, actual future results and trends may differ materially from what is forecast in forward-looking statements. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived; (v) the possibility that prior to the completion of the proposed transaction, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or expense fee; (vii) the risk that the announcement and pendency of the transactions may make it more difficult for the Company to establish or maintain relationships with employees, channel partners, customers and other business partners, and the potential impact of the announcement and the pendency of the transactions on the Company’s operating results and business generally; (viii) the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Schedule TO, Schedule 14D-9 and other offer documents that will be filed by Parent, Merger Sub and the Company, as applicable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The information contained in this communication is provided only as of the date hereof, and the Company does not undertake any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

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